SORSOAP LLC

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
SORSOAP LLC
Mantoloking, New Jersey

We have reviewed the accompanying financial statements of SORSOAP LLC, which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of SORSOAP LLC and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
March 11, 2021

SORSOAP LLC
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	2,758
Inventory		5,862
TOTAL CURRENT ASSETS		8,620
PROPERTY AND EQUIPMENT		
Property and equipment, net		3,364
OTHER ASSETS		
Intangible assets		14,544
TOTAL ASSETS	$	26,528

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	-
TOTAL CURRENT LIABILITIES		-
TOTAL LONG-TERM LIABILITIES		-
TOTAL LIABILITIES		-
MEMBERS' EQUITY		
Contributions		45,500
Members' equity		(18,972)
TOTAL MEMBERS' EQUITY		26,528
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	26,528

See independent accountant's review report and accompanying notes to financial statements.

SORSOAP LLC
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$	**13,652**
COST OF GOODS SOLD		**5,150**
GROSS PROFIT		**8,502**
OPERATING EXPENSES		
Amortization and depreciation expense		**1,918**
General and administrative		**7,843**
Professional fees		**3,081**
Sales and marketing		**1,599**
TOTAL OPERATING EXPENSES		**14,441**
NET OPERATING LOSS		**(5,939)**
NET LOSS	$	**(5,939)**

See independent accountant's review report and accompanying notes to financial statements.

SORSOAP LLC
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Contributions /(Distributions)	Retained Earnings (Accumulated Deficit)	Total
ENDING BALANCE, DECEMBER 31, 2020	$ 45,500	$ (13,033)	$ 32,467
Net loss	-	(5,939)	$ (5,939)
ENDING BALANCE, DECEMBER 31, 2021	$ 45,500	$ (18,972)	$ 26,528

See independent accountant's review report and accompanying notes to financial statements.

SORSOAP LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(5,939)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation expense		1,918
(Increase) decrease in assets:		
Inventory		1,968
CASH USED FOR OPERATING ACTIVITIES		(2,053)
NET DECREASE IN CASH		(2,053)
CASH AT BEGINNING OF YEAR		4,811
CASH AT END OF YEAR	$	2,758
CASH PAID DURING THE YEAR FOR:		
INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
SORSOAP LLC (the "Company") was incorporated in the State of New Jersey on July 30, 2019. The Company has developed a soap device that assists in soothing sore areas of the body. Additionally, the Company provides instructional videos on how to use the device on various parts of the body.

Going Concern
Since Inception, the Company has relied on funds from member contributions to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1.   **Summary of Significant Accounting Policies (continued)**

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company had no accounts receivable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2021, the balance of inventory related to finished goods was $5,862.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent. Amortization expense for the year ending December 31, 2021, was $1,077.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Tooling and molds are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the State of New Jersey.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling soap bars. The Company's payments are generally collected upfront. For year ending December 31, 2021 the Company recognized $13,652 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>**Property and Equipment**</u>

Property and equipment consisted of the following at December 31, 2021:

Property and equipment at cost:

Tooling and molds	$	4,205
		4,205
Less: Accumulated depreciation		841
Total	$	3,364

4.   **Prior Period Adjustment**

It was discovered that the reported costs of goods sold on the December 31, 2020 financials were overstated by $4,205, as some tooling and molds were included in the account, when it should have been recorded as a fixed asset. Therefore, an adjustment was made during 2021 to reclassify this transaction. Thus, the following balances were changed for the year ending December 31, 2020:

	Initially Reported	Corrected	Change
Fixed Assets	$0	$4,205	$4,205
Total Assets	$28,262	$32,467	$4,205
Cost of Goods Sold	$16,072	$11,867	-$4,205
Gross Profit	-$7,986	-$3,781	$4,205
Net Loss	-$16,160	-$11,955	$4,205
Accumulated Deficit	-$17,238	-$13,033	$4,205

5.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on July 30, 2019 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6.   **Subsequent Events**

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in common stock in the Company. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through NetCapital Funding Portal, Inc. (the "Intermediary" aka "NetCapital"). The Intermediary will be entitled to receive a 4.9% commission fee and a $5,000 listing fee.

Managements Evaluation
The Company has evaluated subsequent events through March 11, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

SORSOAP LLC

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
SORSOAP LLC
Mantoloking, New Jersey

We have reviewed the accompanying financial statements of SORSOAP LLC, which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
September 23, 2021

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

SORSOAP LLC
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 4,811	$ 26,422
Inventory	7,830	-
TOTAL CURRENT ASSETS	12,641	26,422
OTHER ASSETS		
Intangible assets	15,621	-
	15,621	-
TOTAL ASSETS	$ 28,262	$ 26,422

LIABILITIES AND MEMBERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ -	$ -
TOTAL CURRENT LIABILITIES	-	-
TOTAL LONG-TERM LIABILITIES	-	-
TOTAL LIABILITIES	-	-
MEMBERS' EQUITY		
Contributions/(Distributions)	45,500	27,500
Members' equity	(17,238)	(1,078)
TOTAL MEMBERS' EQUITY	28,262	26,422
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 28,262	$ 26,422

See independent accountant's review report and accompanying notes to financial statements.

SORSOAP LLC
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ 8,086	$ -
COST OF GOODS SOLD	16,072	213
GROSS PROFIT	(7,986)	(213)
OPERATING EXPENSES		
Amortization expense	539	-
General and administrative	1,515	835
Sales and marketing	6,120	30
TOTAL OPERATING EXPENSES	8,174	865
NET OPERATING LOSS	(16,160)	(1,078)
NET LOSS	$ (16,160)	$ (1,078)

See independent accountant's review report and accompanying notes to financial statements.

SORSOAP LLC
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Contributions /(Distributions)		Retained Earnings (Accumulated Deficit)		Total	
BEGINNING BALANCE, JULY 30, 2019 (INCEPTION)		-	$	-	$	-
Contributions		27,500		-	$	27,500
Net loss		-		(1,078)	$	(1,078)
ENDING BALANCE, DECEMBER 31, 2019	$	27,500	$	(1,078)	$	26,422
Contributions		18,000		-	$	18,000
Net loss		-		(16,160)	$	(16,160)
ENDING BALANCE, DECEMBER 31, 2020	$	45,500	$	(17,238)	$	28,262

See independent accountant's review report and accompanying notes to financial statements.

SORSOAP LLC
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (16,160)	$ (1,078)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense	539	-
(Increase) decrease in assets:		
Inventory	(7,830)	-
Increase (decrease) in liabilities:		
Accounts payable	-	-
CASH USED FOR OPERATING ACTIVITIES	(23,451)	(1,078)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(16,160)	-
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	(16,160)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions/(Distributions)	18,000	27,500
CASH PROVIDED BY FINANCING ACTIVITIES	18,000	27,500
NET INCREASE (DECREASE) IN CASH	(21,611)	26,422
CASH AT BEGINNING OF YEAR	26,422	-
CASH AT END OF YEAR	$ 4,811	$ 26,422
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
SORSOAP LLC (the "Company") was incorporated in the State of New Jersey on July 30, 2019. The Company has developed a soap device that assists in soothing sore areas of the body. Additionally, the Company provides instructional videos on how to use the device on various parts of the body.

Going Concern
Since Inception, the Company has relied on funds from member contributions to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to finish the development of the soap bar.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2020, and 2019, the balance of inventory related to finished goods was $7,830 and nil, respectively.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent. Amortization expense for the years ending December 31, 2020, and 2019, was $539 and nil, respectively.

Income Taxes
The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the State of New Jersey.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

1. **Summary of Significant Accounting Policies (continued)**

    Fair Value of Financial Instruments (continued)

    Level 3   - Unobservable inputs which are supported by little or no market activity.

    The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

    Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

    Concentrations of Credit Risk
    From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

    Revenue Recognition
    The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling soap bars. The Company's payments are generally collected upfront. For years ending December 31, 2020 and 2019 the Company recognized $8,086 and nil in revenue, respectively.

    Advertising Expenses
    The Company expenses advertising costs as they are incurred.

    Organizational Costs
    In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

    New Accounting Pronouncements
    From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

    In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on July 30, 2019 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

4. **Subsequent Events**

Capital Contributions
In 2021, members of the Company contributed an additional $20,000.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in membership units in the Company. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through NetCapital Funding Portal, Inc. (the "Intermediary" aka "NetCapital"). The Intermediary will be entitled to receive a 4.9% commission fee and a $5,000 listing fee.

Managements Evaluation
The Company has evaluated subsequent events through September 23, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.